

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

October 31, 2007

John D. Gibbons
Senior Vice President and Chief Financial Officer
W&T Offshore, Inc.
Nine Greenway Plaza, Suite 300
Houston, TX 77046-0905

> **Re:** **W&T Offshore, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 9, 2007**
> **File No. 001-32414**

Dear Mr. Gibbons:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Engineering Comments

General

1.   Pursuant to Rule 418(a) of Regulation C, please provide us with a copy of your reserve report as of December 31, 2006. If possible, please submit the report in electronic format, such as CD-ROM. If you would like this information returned to you at the close of our review, please submit your request and follow the guidance in Rule 418(b).

Properties, page 22

2.   We note that while you have identified ten principal properties and provided average production rates, you have not disclosed reserves, nature of your interests or development activities on these fields. Please disclose this information for each field. And for any properties that are of major significance, include more detailed information and maps showing the specific locations of the fields, following the guidance in Instruction 3 of Item 102 of Regulation S-K.

Financial Statements

Note 20 – Supplemental Oil and Gas Disclosures - Unaudited, page 70

Oil and Gas Reserves, page 70

3. Please disclose the reasons for the significant line item reserve quantity changes from year to year, such as those attributed to extensions, discoveries and other additions in all three years reported, to comply with paragraph 11 of SFAS 69. Also disclose the nature of the amounts characterized as "other additions" and explain to us how it complies with paragraph 11 of SFAS 69.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with questions about engineering comments and the undersigned at (202) 551-3740 for all other issues.

Sincerely,

H. Roger Schwall
Assistant Director